Ellsworth Growth and Income Fund Ltd. (the "Fund" or the "Registrant")

EXHIBIT TO ITEM 77C

At Registrant's Special Meeting of Shareholders held on
October 19, 2015, a proposal to approve a new Investment
Advisory Agreement between the Registrant and Gabelli
Funds, LLC, was voted upon and approved. There were 5,639,248 affirmative votes and 575,341 negative votes cast for this proposal, with 153,141 votes abstaining. There were 1,901,733 broker non-votes.